Exhibit 5.1

James J. Killerlane III Corporate Secretary, Managing Director and Deputy General Counsel, Chief Securities Counsel	Legal 240 Greenwich Street, 18th Floor New York, New York 10286

April 24, 2020

The Bank of New York Mellon Corporation

240 Greenwich Street

New York, New York 10286

Ladies and Gentlemen:

In connection with the issuance and sale by The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), of $1,250,000,000 aggregate principal amount of its 1.600% Senior Medium-Term Notes Series J due 2025 (the “Notes”) pursuant to a Senior Debt Indenture dated as of February 9, 2016, as supplemented by the First Supplemental Senior Debt Indenture dated as of January 30, 2017, between the Company and Deutsche Bank Trust Company Americas, as Trustee (the “Senior Indenture”), a Distribution Agreement, dated January 30, 2017, as amended by Amendment No. 1 to the Distribution Agreement dated as of February 21, 2019, among the Company and the agents party thereto (the “Distribution Agreement”), a Letter Agreement, dated April 17, 2020, among the Company and the agents party thereto (the “Letter Agreement”) and a Terms Agreement, dated April 17, 2020, relating to the Notes (the “Terms Agreement”), I, as counsel for the Company, or attorneys under my supervision, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is my opinion that the Notes have been duly authorized and established by the Company in conformity with the Senior Indenture and, when the Notes have been duly prepared, executed, authenticated and issued in accordance with the Senior Indenture and delivered against payment in accordance with the Distribution Agreement, the Letter Agreement and the Terms Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Senior Indenture has been duly authorized, executed and delivered by the Trustee, and that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

The Bank of New York Mellon Corporation

April 24, 2020

This opinion letter has been prepared to be filed by the Company as an exhibit to a Current Report on Form 8-K (the “Form 8-K”). The Form 8-K will be incorporated by reference in the Company’s registration statement on Form S-3 (File No. 333-228787). I assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K and to the use of my name therein. By giving such consent, I do not hereby admit that I am within the category of persons whose consents are required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ James J. Killerlane III

James J. Killerlane III
Deputy General Counsel and Chief Securities Counsel